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                                                  Filed by Centra Software, Inc.
                                                  pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended
                                               and deemed filed pursuant to Rule
                                                     14a-12 under the Securities
                                                Exchange Act of 1934, as amended

                                                                Subject Company:
                                                           Centra Software, Inc.
                                                   Commission File No. 000-27861

              Transcript of Fourth Quarter Earnings Conference Call
                            of Centra Software, Inc.

     This filing is made to publish the following transcript of the fourth quarter earnings conference call of Centra Software, Inc. including presentations by Leon Navickas, Chairman of the Board and Chief Executive Officer of Centra, and Stephen A. Johnson, Chief Financial Officer, Treasurer and Secretary of Centra.


                              Centra Software, Inc.
                     Fourth Quarter Earnings Conference Call
                                January 24, 2002
                                   5:30 pm EST


Operator:           Good day - afternoon - good afternoon ladies and gentlemen, welcome to Centra's 2001 Fourth Quarter and Year End teleconference call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. If anyone should require assistance during the call, please press the star key followed by the 0 on your touch-tone phone. As a reminder, ladies and gentlemen, this conference is being recorded. In addition, this teleconference is the copyrighted material of Centra Software. Any use, dissemination, or reproduction of this teleconference is unlawful without the express written permission of Centra.

                    I would now like to introduce your host for today's conference call, Mr. Corrie Cutler from Morgan Walke Associates. Please go ahead sir.

Corrie Cutler:      Thank you operator. Good afternoon everyone and welcome to
                    Centra's conference call. By now you should have received a copy of the company's press release. If you have not, please call my office at 212-850-5664 and a copy will be faxed to you.

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                    With us this afternoon are Leon Navickas, Chief Executive
                    Officer, Tony Mark, President and Chief Operating Officer, and Steve Johnson, Chief Financial Officer.

                    After management has completed a review of the quarter, we will open the call for questions.

                    Before management begins their formal remarks, I'd like to read the following safe harbor language.

                    This call may contain forward-looking statements that involve risks and uncertainties regarding Centra Software. Investors are cautioned that such results or events predicted in these statements may differ materially from actual future events or results. These risks factors include but not are limited to technologically - excuse me, technological difficulties, the results of future research, lack of product demand and market acceptance for future and current products, the effect of economic conditions, the impact of competitive products and pricing, and other factors outside the control of the company which are detailed from time to time in the company's SEC reports.

                    Now let's turn the call over to Centra's Chief Executive Officer, Mr. Leon Navickas.

Leon Navickas:      Good afternoon and thank you for joining us today. Our
                    agenda is as follows. First, I'll provide an overview of Centra's performance across the various aspects of our business during the fourth quarter and year ended December
                    31, 2001, and briefly comment on the announcement of our plans to merge with SmartForce. Following that Steve
                    Johnson, Centra's Chief Financial Officer, will report on the company's financial results. We will conclude this conference call with a question and answer period. So without further ado let's begin.

                    At our last quarterly conference call in October we delivered news that despite demand for our solutions, our ability to close business in Q3 had been directly impacted by unforeseen economic and geopolitical events. Sales cycles lengthened as prospects paused to evaluate the ramifications on their own business and reassess expenditures. Fortunately no deals were cancelled, only deferred.

                    Today, I am pleased to report to you that we had a strong fourth quarter. Demand for our products and services has heightened as a result of these challenging economic times and we continue to win the majority of the competitive evaluations that we participate in. In fact, we grew our market share by signing a record number of new customers in the fourth

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                    quarter and closing most of the deals that were delayed by economic concerns in the third quarter.

                    For the year, we grew our international sales and our ASP business according to plan, extended our platform with the acquisition and successful integration of Mindlever, generated significant traction and momentum in sales of the knowledge products, and managed our business to achieve Centra's first cash flow positive quarter.

                    In Q4 Centra generated a record $11 million in revenue, meeting the analysts' consensus estimates. This represents a 20% increase from $9.2 million in the third quarter and a 41% increase over the same period last year. The company came in on target for the year with $39.1 million in total revenue. A 70% increase over last year. In addition to the increased revenues for the fourth quarter, bookings were the highest in the company's history providing positive momentum into 2002.

                    Pro forma EPS loss for Q4 was 8 cents per share, bettering analysts estimates by 1 penny and down from a pro forma loss of 14 cents per share for the third quarter. For the year 2001, pro forma EPS loss was 47 cents per share, versus a pro forma EPS loss of 57 cents per share in 2000.

                    Our gross margins improved this quarter on the strength of our software business model, up 400 basis points sequentially from the previous quarter to 84%. Most of this increase can be attributed to higher margins for both Centra's ASP service and for our professional services business.

                    Software license revenue, which accounted for 69% of total revenue for the quarter, was $7.6 million. A 21% increase over the same period last year and an 18% increase sequentially over the prior quarter.

                    Services revenue for the quarter, driven by a surge in demand over the second half of 2001 for the company's products delivered on a subscription basis by ASP model, increased by 24% over the previous quarter to $3.4 million.

                    The company had a very strong quarter for new customer acquisition signing 97 new accounts. This brings the total roster of customers worldwide to over 775, serving a population of nearly 2 million licensed users. New customers include Ameritas, AutoNation, BMW, CheckFree,
                    CitiFinancial, Deutsche Telekom, Genentech, Cambar and Barkley, Hitachi, Iron Mountain, Kinkos, Navidmedix and NCR Teradata, New Balance, Queensland Rail, Sybase,
                    Underwriters Laboratories, University of Michigan, and University of Montreal.

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                    Through efforts to advance customer propagation more than
                    50% of total revenue in the fourth quarter came from our install base corporations, government agencies, and universities.

                    Organizations that added central licenses to their existing deployments included Aventis, Cadbury Schweppes, Cingular, ConAgra, Daimler-Chrysler, FirstUnion, France Telecom, McKesson, Nortel Networks, Novartis, Ortho-McNeil, PricewaterhouseCoopers, Siemens, and the US Internal Revenue Service.

                    Other highlights of the quarter included the delivery of CentraOne 5.3, which provides significant new recording capabilities and out of the box support of Centra Knowledge Catalogue, the unique product extension that gives users instant access to searchable, self-service library of knowledge objects, Centra recordings, and other third party content from their Centra home page. These major enhancements to CentraOne further reinforce the online collaborative learning experience and maximize customers investments through unparalleled support for standards that insure interoperability and content reusability across a broad range of live and self-paced delivery formats.

                    During the quarter we also strengthened our partner ecosystem while deepening relationships with KPMG and PwC Consulting, two of the world's largest professional services firms. In Q4 KPMG Consulting Europe announced the integration of Centra into a new end-to-end interactive learning solution called ILS. And PwC Consulting selected Centra to provide e-learning and real-time collaboration capabilities to their global 2000 customers through a new business initiative known as B2E.

                    Other new solution partners in Q4 included agreements with Blackboard, DK Systems, Edcor, ePharmaLearning, Epiance, The Forum Corporation, GP e-Learning Technologies, Plateau Systems and Richardson.

                    Altering our growing international presence, Centra established a sales office in Germany increasing its ability to acquire and manage clients in one of the fastest growing markets in Europe. Working closely with its local distribution pattern, TERTIA Edusoft GmbH, Centra has added some of the most prestigious organizations in Germany to its customer list including Deutsche Telekom, Siemens AG, and Sony Europe GmbH.

                    In Asia, a newly formed e-learning initiative group called the EIG, comprised of Oracle Corporation, Global Knowledge, CSK Corporation and Macnica, which is Centra's exclusive distribution partner in Japan, announced that it will underpin its offerings with Centra's real-time

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                    collaboration platform to accelerate the adoption of
                    e-learning and collaboration within corporations across
                    Japan.

                    Centra also added four new distribution partners to its international indirect sales channel in Q4 expanding coverage in the Nordics and Latin America.

                    I'm very proud of the Centra team of employees and business partners in achieving these results. We entered 2002 with great expectations to see our business grow and flourish further.

                    So now, let me spend a moment on a topic of our business combination with SmartForce. First of all, we see this as two phenomenally successful and market leading companies coming together to meet real customer demand.

                    While more and more businesses deploy e-learning solutions to accelerate knowledge transfer and increase human interaction at lower cost, customers worldwide are looking for one vendor to deliver solutions, not just component technologies and point products. With Centra this vendor is now SmartForce. As one company we plan to integrate the strongest elements of our respected technology creating the most robust and powerful e-learning platform. On this platform we will deliver a wealth of content and applications, some of which will come from SmartForce and others from our vital ecosystem of partners.

                    Customers will be served by our comprehensive solutions. And our business model will be enhanced by AOL-like economics capitalizing on the interplay between our platform and the value-add delivered on it resulting in lucrative recurring revenue opportunity. This will be a win-win situation for Centra customers. For the first time they will be able to seamlessly deploy the world's largest and most engaging content and robust set of e-learning applications over their existing Centra infrastructure.

                    For the new SmartForce, this will represent a very large cross selling opportunity starting today. For the existing SmartForce customers we will offer more technology infrastructure intended to preserve and enhance their investment in e-learning solutions.

                    The SmartForce sales force of 220 strong and growing will offer Centra capabilities to new accounts and existing deployments.

                    This should also be good news for the many potential customers that are waiting for a comprehensive solutions provider to consolidate the market and simplify the provisioning of e-learning.

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                    We plan to be the enabler and prime beneficiary of the
                    expanding market.

                    From an investor's perspective, the combined company has scale, market leadership, and long-term sustainability. The combined R&D investment that I will manage will be equal to the cumulative spend of all the public e-learning companies. Our brand and global presence will drive revenue opportunity from around the world. With high gross margins and excellent business fundamentals we envision an accretive transaction that will generate healthy profits going forward.

                    To remain in the lead there will be very little that we won't be able to do to address customer needs and extend our leadership. This company is truly poised to be the industry juggernaut with great opportunity for long-term equity appreciation.

                    The Centra team is looking forward to joining SmartForce on top of the e-learning industry, building this large and sustainably profitable company for our customers, partners, stakeholders, and employees. And I look forward to seeing many of you in person over the next several weeks as we launch the business combination of Centra with SmartForce.

                    Thank you very much and now let me turn the podium over to Steve Johnson, Centra's Chief Financial Officer.

Steve Johnson:      Thank you Leon. For the next few minutes, I would like to
                    review with you the financial highlights of the fourth quarter and for the year 2001. At the end, I'll provide insight into our financial objectives for the first quarter of 2002 and for the full 2002 year.

                    First, I am very pleased to announce that the fourth quarter, by almost all financial metrics, was an extremely positive quarter and one of the best quarters in the company's history.

                    Some of the highlights include record bookings, the highest quarterly amount to date for the company which was fueled by strong activity from Centra's outsourced application service, ASP, increased customer propagation from our products and services, and a record number of new customers added to our growing but large installed base now totaling 775 customers.

                    In addition, our pro forma loss per share was significantly reduced down to 8 cents as expenses continued to remain in check while the top line revenues increased significantly during the quarter.

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                    Lastly, for the fourth quarter, the company achieved a major financial milestone. This was the first quarter in which the company generated positive cash flow which, I might add, amounted to approximately $1.1 million. The positive cash flow was attributed to our strong efforts in collecting
                    $13.8 million in receivables during the quarter. In turn, this also had a very favorable effect on reducing our DSOs down to more normal levels. Our DSO at the end of the year was 79 days.

                    Now, let me begin with a review of the income statement. Total revenues for the fourth quarter of 2001 was $11 million. This was up 41% over the same period last year and a 20% increase over the third quarter. Revenue for the full year of 2001 was $39.1 million, an increase of 70% over the previous year of $23 million.

                    Product license revenues for the fourth quarter were $7.6 million. A 21% increase over the same quarter last year and an 18% increase over last quarter. Product license revenue for the full year of 2001 was $28.8 million or a 54% increase over the prior year.

                    Service revenues continued to grow at an increased rate primarily driven by the demand for the company's software products delivered on a hosted service basis or on a rental basis as an ASP. For the fourth quarter, service revenues increased to $3.4 million. A 124% increase over the fourth quarter of 2000 and a 24% increase from the third quarter.

                    In addition, actual ASP orders during the quarter represented approximately 10% of the total value of our bookings for the fourth quarter and 9% of the total bookings for the full year.

                    Gross profit was $9.3 million for the quarter. An increase of 42% over the same period last year and an increase of 26% from the third quarter.

                    Gross margins for the fourth quarter increased to 84%, an improvement of 400 basis points from the third quarter.

                    The higher gross margin percent was attributed to higher margins on Centra's ASP servers and on our maintenance contract and support business during the fourth quarter.

                    Total operating expenses for the fourth quarter, excluding non-cash items, was $11.4 million. A 5% increase over the same period last year and only a slight 2% sequential increase from the third quarter. For the full year, operating expenses, excluding non-cash items, was $45.4 million, a 26% increase over the prior year.

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                    Taking a closer look at the operating expenses, sales and
                    marketing expenses for the quarter increased in absolute dollars from the third quarter by approximately $700,000 to $6.6 million and declined sequentially as a percentage of revenues from 64% to 59%. The increase in dollars is a result of increased marketing activity and an increase in the provision of bad debts.

                    Sales and marketing expenses for the full year 2001 increased by $2.9 million to $25.5 million from $22.6 million in 2000. This increase is primarily attributed to headcount related spending.

                    Product development expenses for the fourth quarter decreased from the third quarter by approximately $400,000 to $3 million. And declined as a percentage of revenues from 37% to 27%. The decrease can be attributed to reduced recruiting and consulting fees and a reduction in other headcount related expenses. Product development expenses for the full year 2001 increased by $4 million to $12.5 million from $8.5 million in 2000. This increases is primarily attributable to headcount related spending.

                    General administrative expenses for the quarter remained flat with the previous quarter at $1.8 million, and declined quarter to quarter to 16% of revenues from 20% of revenues in the previous quarter. General and administrative expenses for the full year 2001 increased by $2.4 million to $7.4 million from $5 million in 2000. The increase is related to increased headcount and an increase in audit and legal services.

                    On a pro forma basis, which excludes non-cash stock based compensation expense and the amortization of goodwill and other intangible assets related to the Mindlever acquisition, the net loss for the fourth quarter was $1.9 million or 8 cents per share compared to a pro forma net loss of $3.2 million or 14 cents per share in the same period last year.

                    The pro forma net loss for the year 2001, which in addition to the items excluded for the fourth quarter excludes a one time non-operating charge in the first quarter related to losses from short term investments and the write-off of acquired in-process research and development related to the Mindlever acquisition, was $11.5 million or 47 cents per share compared to a pro forma net loss of $12.9 million or 57 cents per share for the year 2000.

                    The pro forma net loss per share for the fourth quarter improved by 5 cents over the third quarter.

                    Net loss on a GAAP basis for the fourth quarter of 2001 was $2.6 million or 10 cents per share compared with a net loss of $3.4 million or 15 cents

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                    per share for the same period of last year. Net loss for the full year of 2001 was $16.7 million or 68 cents per share compared with a net loss of $14.5 million or 67 cents per share for the same period of last year.

                    Next I'd like to turn your attention to the balance sheet. As I mentioned earlier, the company generated $1.1 million in positive cash flow in the fourth quarter. This is the first quarter in which the company was cash flow positive. And this was the direct result of strong receivable collections during the quarter. Our cash position, including short-term investments, at the end of the fourth quarter totaled $48.2 million.

                    Net accounts receivables decreased during the fourth quarter by $237,000 to $9.7 million. We collected $13.8 million in receivables during the quarter. As result, our DSOs declined significantly to 79 days from 96 days in the previous quarter.

                    Lastly, deferred revenue at the end of the quarter was $8.2 million, a significant increase of over $2 million or 32% over the previous quarter.

                    Now let me review the financial objectives of the company for the first quarter and full year of 2002.

                    Reflecting the seasonal trend of our business, which in the first quarter typically produces the lowest revenue growth rate of any quarter in the year, we expect to report revenues for the first quarter of 2002 in the range of 11 to $11.3 million.

                    The pro forma net loss for the quarter excluding stock based compensation expense and other intangible assets is expected to be 8 cents per share while the net loss on a GAAP basis for the first quarter is expected to be 10 cents per share.

                    For 2002 our expectations are consistent with what we have stated previously, that census revenue is anticipated to be in the range of $55 to $60 million representing annual revenue growth of approximately 50%.

                    Gross margin for the year are expected to be in the range of 84 to 86%.

                    The company's objective is to report positive earnings on a pro forma basis excluding stock based compensation expense and other intangible assets in the range of 10 to 13 cents per share. And positive earnings on a GAAP basis of 4 to 7 cents per share.

                    Based on management's current assessment of market conditions, we forecast achieving profitability on a pro forma basis in the first half of

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                    2002. Now I'd like to open the call up to answer any
                    questions you may have.

Operator:           Thank you.  Our Q&A session will be handled electronically today. To ask a question, please press the star key followed by the digit 1 on your touch-tone telephone. We'll take your questions in the order we receive them and as many as time permits. We'll pause for a moment to assemble our roster.

                    And our first question today comes from Mr. Dalton Chandler with Needham & Company.

Dalton Chandler:    Yeah hi guys. I was just wondering if maybe you could
                    comment on Mindlever. I know you had some expectations for its contribution this quarter if, you know, met those expectations or not and what you see going forward there?

Leon Navickas:      Hi, Dalton, yes, we met those expectations and we're very
                    happy with the progress we've made integrating the Mindlever technology into the central end platform and believe that going forward as an integral part of the solution we'll have more opportunity to put that product into the hands of our existing customer base, new customers, and will provide more propagation opportunity in the future.

Dalton Chandler:    Okay. I don't know if you gave this or not, did you give the average selling price on the quarter? I didn't hear it.

Steve Johnson:      No, we didn't. The average selling price is consistent with past quarters in the neighborhood of $100,000.

Dalton Chandler:    Okay. And one other question on the SmartForce merger. Since they're an Irish corporation, will you be able to utilize any of your tax benefits with the merger or no?

Steve Johnson:      Not directly the result of the merger to start with. But
                    there will be, as time progresses, there will be revenues or profits in the United States that can be offset by some of the tax losses that they would pick up. The exact amount has not been determined.

Dalton Chandler:    Okay. Thanks very much.

Steve Johnson:      No problem.

Operator:           Thank you and our next question comes from Mr. George Sutton with RBC Capital Markets.

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George Sutton:      Hi, guys. I wanted to see if you could give some sense of
                    the reaction that you've seen from partners and customers and everybody since this deal was announced?

Leon Navickas:      Well from an employee standpoint I think we're all very
                    jazzed to execute on a breakout strategy to create the industry gorilla. From our partners' standpoint this has been some mixed reaction. Some are more directly affected by some of the overlapping capabilities that SmartForce brings.
                    And we'll need to manage those carefully.

                    Our stated goal is to be open and extensible like we always have been and continue to have that philosophy as part of SmartForce and as part of our platform going forward.

                    And in terms of some other partners, certainly the combination presents many more value-add opportunities to create new businesses, drive larger transactions and think it's all positive.

George Sutton:      I'm curious how your sales force will be integrated into the
                    SmartForce sales force meeting next week. Will there be any direct involvement?

Leon Navickas:      We can't really do anything directly with each other's
                    products until we pass Hart-Scott-Rodino. And thereafter we'll be doubling our efforts. Given that it's a purchase transaction we'll be free to begin integration of products in a substantial way and begin sharing leads and so forth.

                    Going forward we are already engaged in a partnering arrangement of the same type that we have with other third party companies who are doing business with us. And so that collaboration market is already beginning at the same level as other companies.

                    And we expect that to get stronger and more meaningful going forward so that by the time this transaction closes not only will we have some integrated solutions to offer our customers but a sales force that's fully geared up and ready to go.

                    How it's going to be organized is as a separate unit so as to maintain some of its autonomy as well as its control over its destiny in terms of delivering on the revenue for this year. Next year the plan is to have a gradual integration of the SmartForce sales force and the Centra sales force into a larger entity.

George Sutton:      And lastly you made an interesting parallel to AOL. I admit my naivete about AOL economics. Can you go into a little more detail there?

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Leon Navickas:      Well there's a tremendous interplay between content and
                    platforms or delivery mechanisms that AOL has taken advantage of in terms of being able to drive their delivery system with the appeal of their content. And then once their delivery system is in place drive additional content through that delivery system as value-add.

                    So we believe that same opportunity will exist for the new SmartForce as we're able to drive solutions into the Global 2000 and bring along the infrastructure or the platform and then when the platform is in place bring along additional value-add in the form of content and other solutions from ourselves and from third parties, all of which contribute to new sources of revenue and a revenue model that's much more robust than if we had individual piece parts or different kind of business model.

George Sutton:      Got it. Okay congratulations.

Leon Navickas:      Thank you.

Operator:           Thank you. Once again that's star, 1 to ask a question.

                    And our next question will come from Mr. Howard Block with Bank of America Securities.

Howard Block:       Good afternoon, Leon, Steve. How are you? A question I
                    guess, Steve, actually on the ASP business that contributing to the services revenue, can you give us a sense maybe in more of static state were you to mature to that point before the acquisition what the gross margin would be on the ASP business?

Steve Johnson:      Sure. As a static state today it's better than 50% gross
                    margin. And we expect it to grow to at least 70 to 75% gross margin.

Howard Block:       Okay so the ASP business then right now doesn't necessarily have much better gross margin than the other services business. But as it grows it begin to approach the software gross margin?

Steve Johnson:      Yes, although the services, the maintenance piece of the
                    services is also continuing to increase in terms of our margins. And I expect that to be in the mid-60s over time, the 60 gross margin range.

Howard Block:       And then on the 775 customers, Leon, I'm sure you've had
                    some chance to sort give at least give a cursory review of those customers and sort of map it to SmartForce's installed base.

                    Can you give a little color as to where you see maybe even quantify a little bit a number of accounts where there's either parallel efforts, number of accounts where you maybe have the same relationship with the business manager, where you have different relationships just so we can sort of get a sense as to how long until we would see some synergies and merge from the combined entities?

Leon Navickas:      Sure. At first blush we've done a review of our customer
                    bases. And it looks as though among SmartForce's more than 2500 account base we have about 10% common customers. And among our account base we have about 50% common customers within their base. That's as a starting point.

                    And I think then we're also both engaged in really creating solutions. And so going forward we're going to be doubling our efforts to attack economic buyers in functional organizations across sales, IT, human resources and service. And in those functional organizations I'm sure we're going to find more and more commonality.

                    There's also the idea that with each of our respective solutions given that there's very little overlap there will be opportunity to bring one another into each other's opportunities. And that will be something that will obviously result in revenue synergies for us going forward and much more powerful revenue synergies when products are more integrated and when the sales forces are more incented to collaborate with each other.

Howard Block:       Okay. And in terms of the comments about the bookings being the best ever, is it possible to even attempt to maybe back out of that bookings in the fourth quarter what maybe would have been booked in the third quarter if not for the tragic
                    September end to get a sense of how strong the bookings really were in the more normalized environment?

Steve Johnson:      Sure. We estimate between 3/4 and $1 million was activity
                    that we expected to close in the third quarter that actually moved into the fourth quarter. But bear in mind you always have some stuff that moves. But again, this was a little bit more pronounced with the events of 9/11.

Howard Block:       Okay and then lastly, Steve, I guess on the DSO that is an impressive improvement. And to that extent maybe you can try to reconcile how you were able to improve DSOs sequentially whereas SmartForce obviously has their sort of DSO challenges and an erosion, if you will, sequentially? Is there something unique to your cash collecting efforts or something that...

Steve Johnson:      Well we have - the way we do it is we communicate with the field. And we incorporate them into the help of that process. But we lend a lot of focus to it. We have a terrific team here that we stay on top of the receivables.
                    We invoice the appropriate way so that the customer has no

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                    complaint and doesn't delay the payment process. And we just take the normal aggressive tactics and work on it.

Howard Block:       Okay thanks a lot, guys.

Steve Johnson:      Thanks, Howard.

Operator:           Okay and one final reminder, if you'd like to ask a
                    question, please press star, 1 on your phone.

                    And we have a follow-up question from Mr. George Sutton.

George Sutton:      Leon, could you run through your overlap numbers again? I
                    didn't quite understand the 10 and the 50%.

Leon Navickas:      Ten percent of SmartForce's customer base are in common with our customer base. And 50% of our customer base seems to be in common with SmartForce's base. So that's how we look at the overlap.

                    And we have some very large customers in common right off the get-go that we know of because they've called us and actually requested -- I'm being mild about the requesting part of it -- to get our products integrated. And these include accounts like Accenture and Ariba and KPMG. So we intend to make those customers real happy and basically take that template of having the demand for our combined products and services delivered as a comprehensive solution sometime after the transaction closes midyear.

George Sutton:      Okay, great. Thanks.

Leon Navickas:      You're welcome.

Operator:           Thank you. And our next question will come from Mr. Peter
                    Martin with Jefferies & Company.

Peter Martin:       Leon, I was wondering if you could provide some inside into the product roadmap in terms of where you might go with R&D and what you may release if it wouldn't, you know, put you in a competitive bind, if you have any insight you could provide to us?

Leon Navickas:      Well, first of all, I'm going to be managing quite a lot of firepower in terms of R&D capability. And we're going to be able to do a lot in terms of inventing, innovating, delivering solutions to customers any way they want to buy them.

                    The first thing we'll do is look and find redundancies if there are any and try to deploy the redundant work forces on the task of integration,

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                    essentially doubling down on our efforts to create
                    seamlessly integrated solutions and have those ready for the marketplace. That's the first task at hand. That's as much as we can see right now in terms of the highest priority development initiatives.

                    And then going forward I think it's safe to say you should expect to see some of the things we've been talking about as Centra and building out our e-learning collaborative infrastructure as something that probably will continue to be on the development roadmap. And we'll see those new products and services coming out later.

Peter Martin:       And I guess that was what I was trying to pinpoint is just from the Centra side, you know, what is the focus right now from your R&D department? What capabilities do you think are critical to maintain your account growth and your leadership position that you've established?

Leon Navickas:      Well first of all, I think it's in three general categories.
                    First there's platforms. And we continue to invest heavily in creating the best realtime collaborative engine that exists on the market today with voice-over-IP and application sharing and robust through the firewall and over-proxy-server type communication capabilities.

                    We're also investing in knowledge management capabilities for content and for the personalization and searching of learning objects and central recordings and all kinds of other dynamic and volatile content objects that can be created.

                    Secondly, we're investing in applications. And these applications include our live collaborative experiences. Symposium conference and e-meetings are examples of those collaborative experiences aimed at different types of ways people communicate, collaborate and learn with each other.

                    We're also investing in content composers. These are tools that enable subject matter experts to quickly get their arms around their content and make it available through the collaborative system. And we're investing in capabilities to manage our systems more effectively on a global basis and make them scalable and extensible. That's at the application layer.

                    And the third piece that we're investing in are solutions. And with SmartForce this will be a very important initiative as we combine a very rich palette of capabilities that will be some of our capabilities and some of theirs to create end-to-end solutions that will appeal to economic buyers and sales IT services and HR and where we will be able to continue and penetrate and propagate according to our sales model and drive our platform and drive value-added solutions through our propagation.

Peter Martin:              Thank you so much.

Leon Navickas:             You're welcome.

Operator:                  Thank you and our next question comes from Mr. Trace
                           Urdan with Think Equity Partners.

Trace Urdan:               Afternoon, gentlemen. Leon, my principle question
                           about the merger is just as to the timing. I mean, clearly you guys had a strong quarter. You seemed to be selling into the enterprise fine on a standalone basis. And you have, you know, the partner network that you've described.

                           I'm wondering, you know, what it was that prompted you to make this move with SmartForce at this point versus, you know, a while ago versus, you know, at some point in the future?

Leon Navickas:             Well as I've been saying for about - at these
                           quarterly conference calls, we at Centra intended to drive the inevitable industry consolidation
                           (inaudible). And we took the opportunity to do that while we were in the strongest position to influence our own outcomes and, therefore, recognize an absolutely enormous opportunity to create an industry juggernaut by putting two companies together, pursued it aggressively and got it done so that we can make
                           2002 a very exciting year and essentially 2003 an incredibly exciting year as we believe we'll be at the top of the e-learning industry with platform technology, value-added applications, content tools and services that will be the catalyst event to create this inflection in demand that we believe will come from lots of new customers coming to the marketplace looking for solutions that are easy to deploy, easy to buy, simple, low cost to own. And we intend to get started on that right away and become the industry leader in that manner.

Trace Urdan:               All right, I understand the rationale. I guess I'm
                           still wondering what the catalyst was? Were you seeing some change in customer behavior? Was there something about the way that the Mindlever - you know, the way that was being received by customers that made you think that this merger needed to happen sooner rather than later?

Leon Navickas:             I think you shouldn't read too much into it. It's
                           really as simply as two companies who did not need to merge to be successful recognizing an enormous opportunity and taking it, being able to really go on a go out on a high note, attack a business that is just sitting there waiting for some company to go and capitalize on it. And we wanted to be that company and so did SmartForce.

                           And it's as simple as that. We saw a terrific opportunity. And I think it's going to mean a lot of benefits for our existing customers, our partners and our investors going forward with lots of potential equity appreciation.

Trace Urdan:               Okay. Thank you.

Operator:                  Thank you. Mr. Clayton Kaneshiro with First Boston
                           has our next question.

Clayton Kaneshiro:         Hello and congratulations on the quarter. Just a
                           couple of quick modeling questions, when I look at the maintenance services component of your business, what was the gross margin there? And where could it go?

Steve Johnson:             Clayton, this is Steve. I see the maintenance
                           excluding the ASP part of the business growing to -in terms of margins growing to a 65% margin and in terms of the percentage of the business, I can see that growing to about 20 to 25% as our top line continues to grow.

Clayton Kaneshiro:         Okay. And in the quarter the maintenance gross margin
                           is as of now?

Steve Johnson:             The maintenance gross margin right now is in the high
                           50% gross margin range.

Clayton Kaneshiro:         Okay, okay. Great. Just one more thing, when I look
                           at the upgrade revenues or, you know, your installed based revenues, can you talk about the mix between product upgrade and user upgrade? Has that changed meaningfully with the Mindlever acquisition here over the last couple of quarters? Or has the mix not changed significantly as of it?

Steve Johnson:             Well we've seen a shift this year in terms of our
                           installed base. Because it is much larger now we're starting to see more revenues generated from our installed base. Even though we've had record number of new customers, nonetheless because we're getting a broader base, we're actually seeing that it's at least 50% of our business now is coming from our installed base. I think you should model that going forward.

Clayton Kaneshiro:         I guess within that 50% of the revenues coming from
                           the installed base, when I look at it maybe upgrades to different types of products, different types of servers that you offer versus a user upgrade has that mix changed?

Steve Johnson:             No, I mean...

Leon Navickas:             Not really. We're still selling as many additional
                           user licenses to expand deployments as we are server of various shapes and sizes to support the various capabilities that are add-ons to our product.

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Steve Johnson:             Right. There's both the increase relative to what you
                           might call upgrades of new modules whether it be from symposium and adding on conference but also the number of license continues to spread and propagate throughout the organization.

Clayton Kaneshiro:         Right. Okay. Thank you. That's helpful.

Operator:                  Thank you and now we have a follow-up question from
                           Mr. Peter Martin.

Peter Martin: Steve, I wanted to ask about the deferred revenue coming in at the end of the year at about $8.1 million. And I want to ask you what the pull-through is to the revenue line? And is a lot of that revenue just the maintenance contracts that will be recognized ratably?

Steve Johnson:             A percentage of it is. Also a significant percentage
                           is coming from our ASP business, which also gets recognized ratably.

Peter Martin:              Okay so overall it really is the maintenance and the
                           ASP which will be pulled through over the length of the contract, 12 months or so.

Steve Johnson:             Yeah typically that's what our deferred is. And what
                           happens is - yes you should expect all of that to be pulled through in 2002. Okay that's the answer. Our licenses mainly end up in a backlog position and not on the books of the company.

Peter Martin:              Correct because once you - I mean, you have a pretty
                           installation so you'd be recognizing that revenue during the period.

Steve Johnson:             Exactly.

Peter Martin:              All right, I appreciate that.

Steve Johnson:             No problem.

Operator:                  Thank you and that concludes our question and answer
                           session for today. I'll now turn the call back over to Mr. Leon Navickas.

Leon Navickas:             Thank you very much, everyone, for attending. I look
                           forward to reporting again great results to you at the end of our Q1 2002.

Steve Johnson:             Thanks

Leon Navickas:             Goodbye.

Operator:                  And that concludes today's conference. Thank you for
                           calling.

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                               [End of Transcript]

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